Exhibit 99.1
MARKET RELEASE
Sibanye-Stillwater Trading statement and Operating update for the six months ended 30 June 2020
Johannesburg, 14 August 2020: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to provide a trading statement and operating update for the six months ended 30 June 2020 (H1 2020 or the period).

The full financial and operating results for H1 2020 will be released on Thursday, 27 August 2020 at approximately 13:00 CAT (07:00 EST or 07h00 (MDT).), followed by a conference call and webcast at
15:00 CAT (09:00 EST). Pre-registration is essential for the conference call at
https://www.diamondpass.net/5552512 while the webcast may be accessed at
https://78449.themediaframe.com/links/sibanye200827.html

In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited (JSE), a company listed on the
JSE is required to publish a trading statement as soon as it is satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous corresponding reporting period.
Trading statement for H1 2020

The Group advises that it expects an approximate 3,780% increase in basic earnings to R9,385 million
(US$563.1 million) or 351 cents (21 US cents) per share for H1 2020, which compares with a basic loss of
R255 million (US$18 million) or 11 cents (1 US cents) per share reported for H1 2019. The Group expects headline earnings per share (HEPS) of 350 cents (21 US cents) for the period, 404 cents (25 US cents) or
748% higher than the headline loss per share of 54 cents (4 US cents) for H1 2019.

The expected increases in basic earnings and headline earnings for the period compared to the comparative period in 2019 are mainly attributed to the following:
·
An improved operational performance from our managed SA gold operations, despite the adverse impact of the COVID-19 lockdown regulations on production volumes, with the AMCU strike significantly impacting earnings for H1 2019
·
The inclusion of the Marikana operations for the full six-month period, compared with one month for
H1 2019
Significantly higher average precious metals prices for H1 2020
·
Depreciation of the rand relative to the US dollar, with the rand being on average 17% weaker for the period at R16.67/US$
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”, ”the Company” and/or “the Group”)
Website:
www.sibanyestillwater.com
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

These increases were partially offset by foreign exchange losses, mainly on foreign denominated debt resulting from the weaker exchange rate, the deferred tax credit, which was recognised during H1 2019 at the US PGM operations due to a decrease in the deferred tax rate, and the significant adverse impact of the COVID-19 lockdown regulations on production volumes at our South African operations during the period. This resulted in 54% of expected production volumes being delivered from the South African gold operations over the quarter and 47% from the South African PGM operations, partially compensated by pipeline depletion thereby reducing the shortfall in sold ounces.

The translation of rand amounts into US dollar is based on average exchange rates of R16.67/US$ for H1 2020 and R14.20/US$ for H1 2019. These exchange rates are provided only as supplementary information.

The financial information on which this trading statement is based has not been reviewed or reported on by Sibanye-Stillwater’s auditors.
All adjusted information disclosed above has been prepared for illustrative purposes only and is treated as pro forma financial information by the JSE Limited. The information is the responsibility of the Group's board of the directors and because of its nature may not fairly present the Group's financial position, changes in equity, results of operations or cash flows. The Group will detail the relevant adjustments used to arrive at the pro forma information when its half year results are published.
Operating update for H1 2020 compared to H1 2019

The Group delivered strong financial results and a solid operating performance for H1 2020, with improved production across all the operating segments and higher received precious metal prices for the period, considerably boosting Group profitability. This was achieved despite the challenges posed by the global
COVID-19 pandemic, which, in particular, severely disrupted the SA operations following the imposition of the nationwide economic and social lockdown in South Africa in late March 2020.
Production from the SA gold operations for H1 2020 increased by 17% to 12,554kg (403,621oz), largely reflecting the operational recovery post the AMCU strike in H1 2019. 4E PGM production from the SA PGM operations of 657,828 4Eoz was 5% higher year-on-year, with the inclusion of the Marikana operations for the full six-month period offsetting lower production due to COVID-19 disruptions.
As announced on 23 March 2020, the US operations, after engaging local health authorities in Montana, took proactive steps to reduce the number of people on site and continued to operate largely uninterrupted throughout H1 2020. Mined 2E PGM production of 297.740 2Eoz was 5% higher year-on-year with recycled production of 397,472 3Eoz 6% lower, due to the impact of COVID-19 on global auto catalyst collections and deliveries.

Precious metals prices recovered strongly during Q2 2020 after an initial sharp pullback in mid-March 2020, associated with the global imposition of COVID-19 related economic and logistical restrictions. PGMs recovered most of their losses by the end of H1 2020 and gold benefited from increased global uncertainty, rising steadily throughout the period. As a result, average received metal prices for H1 2020, were significantly higher than for the comparable period in 2019, with the average 2E PGM basket price of US$1,837/2Eoz 43% higher year-on-year, the average 4E PGM basket price received, 92% higher at
R33,375/4Eoz (US$2,002/4Eoz) and the average gold price received of R864,679/kg (US$1,613/oz), 45%
higher than for H1 2019.

Due to the above factors the Group expects revenue of R55,019 million (US$3,301 million) for the period, which is an increase of R31,484 million (US$1,889 million), or 134% higher than for the comparative period in 2019. Adjusted EBITDA is expected to be R16,514 million (US$990 million), 718% higher than for H1 2019
(R2,018 million (US$142 million)).

As a result of this strong financial performance, pro forma net debt:adjusted EBITDA   has declined

meaningfully to 0.55x at 30 June 2020, from 1.25x at the end of H2 2019 and 0.75x at the end of Q1 2020.

This is well below our internal leverage targets, illustrating the Groups robust financial position and the clear benefits of Sibanye-Stillwater’s unique geographic and commodity diversification and timeous strategic growth. The Group is consequently well positioned for continued strategic delivery and the ongoing return of significant value to shareholders, in the form of meaningful total returns.
1
As per the covenant definition which includes 12 months rolling earnings
COVID-19 update

At the US PGM operations, the measures adopted by the Montana state and county authorities to manage the threat of the COVID pandemic have been practical and after following early actions taken to reduce the number of employees and contractors on site, the production impact of COVID-19 on the
US PGM operations has been relatively limited from a production perspective. An increase in infections in
Montana as the US reduces COVID related restrictions is possible, however the imposition of further operating restrictions is considered unlikely.

As previously noted, severe production interruptions were experienced in South Africa during the first two months of the South African national lockdown, with a progressive ramp up in capacity permitted from
May 2020 subject to COVID-19 workplace restrictions being applied. Revised work arrangements allowing for greater social distancing continued to be necessary however, especially in the more congested labour-intensive environments, and a gradual, phased approach to the production build-up has been adopted, with between 70-80% of employees recalled by the end of H1 2020 and the SA operations likely to achieve optimal production levels in Q4 2020.
Despite COVID-19 infections increasing substantially in the inland provinces during June and July and a high number of confirmed cases across the South African mining industry, we have not experienced undue pressure to suspend operations during this phase. This is ascribed to a number of factors including the early development and implementation of comprehensive COVID-19 health and safety protocols at our operations and other factors such as; recognition of wide-spread community transmission, our adoption of a phased approach to the production ramp-up, the readiness of public and private health services to cope with the pandemic and the imperative of sustaining economic activity to avert further social distress in the country.
The initial risk-based framework that informed the application of the initial stringent three-week social and economic lock down and the subsequent two week extension appears to have been abandoned, with the Government subsequently adopting a more adaptive adjustment of the regulations and indefinitely extending the lock down, adding uncertainty to an already fraught environment.

Considering the uncertain global economic outlook and unclear regulatory environment in South Africa at the beginning of Q2 2020, balancing the need for prudent management in order to ensure the sustainability of the Group, while at the same time acknowledging the difficulties facing our employees and communities in South Africa and attempting to provide appropriate financial, mental and emotional support, posed a significant challenge. Notwithstanding the uncertain outlook and heightened risks, significant efforts continue to be made by the Group to assist stakeholders and contribute to the national efforts to manage the threat posed by the COVID-19 pandemic.

Contributions made by Sibanye-Stillwater during Q2 2020 to support various stakeholders include:
·
Financial contributions including approximately R1,500 million in wages, Unemployment Insurance
Fund payments (UIF) and cash advances extended to non-working employees, pending payment of some claims made but not paid by the UIF
·
Salary sacrifices by the Board and Executive management which were donated to the national solidarity fund of just over R2 million
·
Donations of approximately R21 million to COVID-19 national relief funds
·
Financial assistance of over R8 million provided to service providers and suppliers from local communities
·
Approximately 9,400 food parcels distributed to destitute communities, 20 water tanks donated to communities around Marikana without access to clean water and blankets and mattresses to local homeless shelters
·
Critical support to Government health care efforts including the donation of scarce personal protection equipment to the value of R2 million, approximately R3 million to sanitise local health facilities, old age homes, schools and taxi ranks and a contribution of approximately R1.8 million to assist with community tracing and screening
·
Approximately R41 million spent on the preparation and conversion of existing Company accommodation and hospitals to quarantine and isolation facilities, in order to assist local government by alleviating pressure on public health care facilities
·
Over R1 million budgeted for extensive and ongoing community awareness and education programmes

South Africa’s strategy to mitigate the spread of COVID-19 now revolves around non-pharmaceutical interventions, targeted social measures and restrictions on activities that give rise to heightened levels of transmission in society while permitting economic activity to the greatest extent that is prudent. The rate of new infections has passed a peak in most provinces with a steadily declining trend now developing in daily confirmed and active cases. This trend is mirrored at our operations, with infection rates, particularly at our SA PGM operations declining substantially since the peaks experienced in mid-July 2020. While it is envisaged that it will be necessary to sustain current measures for a prolonged period to avoid a resurgence in COVID-19 cases, the likelihood of more stringent measures being re-imposed appears remote at present.

At the end of July 2020, the SA PGM operations had achieved a production run rate of between 70% and
75% of plan with the SA gold operations achieving a production run rate of approximately 90% of plan.
Supported by a better operational outlook than for H1 2020 and with precious metals prices having recovered close to levels prior to the global COVID-19 economic lockdown, the outlook for H2 2020 is positive.
Ends.
Contact:
Email:
ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Website: www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD-LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.
All statements other than statements of historical facts included in this announcement may be forward-looking statements.
Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-
Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities;
the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting
Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States
Securities and Exchange Commission, including the Integrated Annual Report 2019 and the Annual Report on Form 20-F for the
fiscal year ended 31 December 2019.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).